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SEC

19008048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Global Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. Brand Blvd., Suite 1950
(No. and Street)

Glendale	CA	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine L. Henning (818) 245-7530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD LLP
(Name – *if individual, state last, first, middle name*)

1835 Market St. 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Catherine L. Henning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Global Fund Distributors, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

See Below
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2019, by Catherine L Henning, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Araceli M. Olea
Notary Public

ARACELI M. OLEA
Commission # 2102105
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2019

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2018

Contents

bbd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Pacific Global Fund Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pacific Global Fund Distributors, Inc.'s management. Our responsibility is to express an opinion on Pacific Global Fund Distributors, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pacific Global Fund Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BBD, LLP

BBD, LLP

We have served as Pacific Global Fund Distributors, Inc.'s auditor since 2015.

Philadelphia, Pennsylvania
February 27, 2019

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	133
Commissions receivable		7,197
Investments at fair value		
(cost – $45,312)		31,317
Prepaid expenses		18,226
Total assets	$	56,873
Liabilities and shareholder's equity		
Commissions payable to brokers	$	3,372
Accounts payable to related party		1,000
Accounts payable and accrued expenses		21,892
Total liabilities		26,264
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued, and outstanding 10,000 shares		508,110
Accumulated deficit		(477,501)
Total shareholder's equity		30,609
Total liabilities and shareholder's equity	$	56,873

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Financial Statements

December 31, 2018

1. Organization

Pacific Global Fund Distributors, Inc. (the Company) was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the Advisor), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of Pacific Advisors Fund Inc. (the Fund). The Advisor also acts as the Investment Manager for the Fund.

The Company neither carries customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Management's Plans

For the year ended December 31, 2018, the Company had a net loss of $65,501. The parent company, the Advisor, contributed $58,500 during the year, and will continue to contribute, capital to the Company to maintain its net capital requirement and cover net operating losses. The Advisor also has had net operating loss for the past several years and has taken steps to remedy those losses. Since inception, the Advisor's Board of Directors (the "Board") has consistently provided funding, as needed, to maintain operations. The Board has committed to raise cash, as needed, sufficient to cover net operating losses.

3. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement is presented in accordance with U.S. generally accepted accounting principles.

Investments

The Company's investments in the various series ("Funds") of the Fund are recorded at fair value, based on quoted net asset values.

3. Summary of Significant Accounting Policies (continued)

Investment Valuation

The Company's investments in the Funds have been classified in the fair value hierarchy (as defined in U.S. generally accepted accounting standards) as a Level I type investment (i.e., quoted prices are available in active markets for the investment).

Prepaid Expenses

Prepaid expenses mainly consist of prepaid regulatory fees.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Actual results could differ from these estimates.

4. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $7,686, which was $2,686 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 3.42 to 1 at December 31, 2018. The Company was in compliance with the net capital requirements.

5. Income Taxes

The Company has a federal and state tax allocation agreement with the Advisor whereby it is allocated an income tax expense/benefit on a pro-rata basis. The Company files a consolidated tax return with the Advisor for federal tax purposes and a combined tax return for state tax purposes.

5. Income Taxes (continued)

Management has analyzed the Company's tax positions taken on federal income tax returns for all open tax years and positions expected to be taken for the year ended December 31, 2018 and has concluded that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions. Tax years 2015, 2016 and 2017 are still subject to examination by major federal jurisdictions. Tax years 2014, 2015, 2016 and 2017 are still subject to examination by major state jurisdictions.

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets and liabilities consist of the following as of December 31, 2018:

Deferred tax asset:	
Tax net operating and capital loss carryforward	$ 104,104
Less valuation allowance	(104,104)
Deferred tax asset after valuation allowance	-
Deferred tax liabilities	-
Deferred tax assets/liabilities, net	$ -

As of December 31, 2018, no tax benefit has been recorded as utilization of the net operating loss carryforwards is uncertain. At December 31, 2018, the Company has net operating and capital loss carryforwards of $446,091 for income tax purposes that expire in 2029 through 2038.

6. Related Parties

As discussed in Note 1, the Company derives all of its commissions income from the Funds and trades executed by the Funds.

The Advisor provides personnel and certain other support services to the Company. The cost of these services is reimbursed by the Company. Certain officers of the Company are also officers of the Advisor and of the Funds. As of December 31, 2018, the payable to the Advisor of the Fund was $1,000.

7. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

8. Recent Accounting Pronouncements

In February 2016, FASB issued ASU 2017-02, Leases (Topic 842). FASB issued ASU 2017-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating this standard.

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). Under this standard, lessees will be required to recognize a right-of-use asset and a lease liability for virtually all leases other than those that meet the definition of a short-term lease. The standard is effective for fiscal years beginning after December 15, 2018. The Company expects to elect the package of practical expedients provided by ASU 2016-02 that allows prior determinations of whether existing contracts are, or contain, leases and the classification of existing leases to continue without reassessment. The adoption of this standard on January 1, 2019 will not have a material impact on the Company's financial statement.

9. Subsequent Events

The Company has completed an evaluation of all subsequent events and has concluded that no subsequent events occurred which would require recognition or disclosure.